UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED

SEPTEMBER 30, 2015

On November 12, 2015, the registrant issued a press release pertaining to its results of operations for the three month period ended September 30, 2015 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

2

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: November 12, 2015

4

adecoagro

3Q15

Adecoagro recorded an Adjusted EBITDA of $49.7 million in 3Q15 and $124.9 million in 9M15

Luxembourg, November 12, 2015 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the third quarter of 2015. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

3Q15
Earnings Release

Conference Call
Nov 13, 2015
11 a.m. (US EST)
1 p.m. (Buenos Aires time)
2 p.m. (São Paulo time)
5 p.m. (Luxembourg time)

Tel: (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO LISTED NYSE

Highlights

Financial & Operating Performance

$ thousands	3Q15	3Q14	Chg %	9M15	9M14	Chg %
Gross Sales	170,502	202,766	(15.9%)	455,646	505,925	(9.9%)
Net Sales (1)	165,023	196,762	(16.1%)	438,907	488,837	(10.2%)
Adjusted EBITDA (2)						
Farming & Land Transformation	9,121	22,566	(59.6%)	34,837	100,224	(65.2%)
Sugar, Ethanol & Energy	47,070	54,688	(13.9%)	106,067	94,110	12.7%
Corporate Expenses	(6,517)	(6,967)	(6.5%)	(15,956)	(16,514)	(3.4%)
Total Adjusted EBITDA	**49,674**	**70,287**	**(29.3%)**	**124,948**	**177,820**	**(29.7%)**
Adjusted EBITDA Margin (2)	**30.1%**	**35.7%**	**(15.7%)**	**28.5%**	**36.4%**	**(21.7%)**
Net Income	2,446	11,246	(78.3%)	17,542	15,294	14.7%
Farming Planted Area (Hectares)	224,343	219,416	2.2%	224,343	219,416	2.2%
Sugarcane Plantation Area (Hectares)	129,226	123,486	4.6%	129,226	123,486	4.6%

- Adecoagro's Net Income totaled $2.4 million in 3Q15, driving year-to-date net income to $17.5 million, 14.7% higher compared to last year.
- Adjusted EBITDA(2) in 3Q15 was $49.7 million, 29.3% lower than 3Q14. Adjusted EBITDA margin(2) was 30.1% in 3Q15 compared to 35.7% in 3Q14.
- 9M15 Adjusted EBITDA was $124.9 million, 29.7% lower than 9M14. Adjusted EBITDA margin fell to 28.5% in 9M15 from 36.4% in 9M14.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy

(2) Please see "Reconciliation of Non-IFRS measures" starting on page 28 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

2 3Q15 Financial & Operational Performance The Sugar, Ethanol and Energy business continues to deliver operational performance. Our focus on improving operational efficiencies and technical enhancements has proved to be a driver for productivity growth and cost dilution. Our mills crushed a total of 3.2 million tons of sugarcane in 3Q15, 15.1% higher year-over-year, driven by an increase in nominal crushing capacity combined with higher milling efficiency. Sugarcane productivity increased by 10.5% reaching 86.3 tons/ha while sugar content (TRS) stood at 140.5 kg/ton, resulting in a 14.2% year-over-year growth in TRS per hectare. Our cogeneration operation has reached a record productivity ratio of 72.2 KWh per ton of sugarcane crushed. As a result of these productivity enhancements our sugar, ethanol and energy production increased by 11.7%, 26.9% and 40.2% respectively during the quarter. Adjusted EBITDA in 3Q15 was $47.1 million, 13.9% lower than 3Q14. Despite higher productivity metrics and production volumes, financial performance was affected by a 14.9% decrease in net sales, primarily explained by: (i) lower prices; and (ii) the implementation of a sugar and ethanol carry strategy. We are seeking to capture higher prices towards the end of the year, which has resulted in increased sugar and ethanol inventories by 82.6% and 24.9% respectively year-over-year. Adjusted EBITDA margin during the quarter expanded from 49.2% in 3Q14 to 49.8%, driven by productivity gains and dilution of fixed costs. During 3Q15, Adecoagro engaged in the sale of 43.3 thousand tons of sugar from third parties, capturing efficiencies and synergies with our operations. Although these transactions represent an additional source of profit for our business, EBITDA margins are significantly lower when compared to our sourced sugar operation. Our Adjusted EBITDA margin, net of third party commercialization transactions, was 58.0% in 3Q15 and 53.4% in 3Q14. On a year-to-date basis, Adjusted EBITDA for 9M15 stood at $106.1 million, 12.7% higher than 9M14, with an Adjusted EBITDA margin of 45.9%. Year-to-date higher performance is primarily explained by (i) a 32.5% increase in sugarcane milling driven by the ramp up of nominal capacity coupled with an early start of the harvest season that will allow us to extend the season and increase annual milling; (ii) higher agricultural and industrial productivity resulting in cost dilution; (iii) a $17.0 million gain from the mark-to-market of our sugar hedge position, compared to a $2.9 million gain generated in 9M14; and offset by lower sugar, ethanol and energy prices. In the Farming and Land Transformation businesses, Adjusted EBITDA in 3Q15 was $9.1 million, compared to $22.6 million in 3Q14. This decrease is primarily explained by (i) lower commodity prices for corn, soybean, wheat, rice and milk; (ii) higher production costs in our Argentine operations due to the appreciation of the Argentine peso in real terms; and (iii) a $4.1 million lower gain from the mark-to-market of our commodity hedges. These effects were partially offset by higher productivity in our soybean, corn and dairy operations. On a year-to-date basis, Adjusted EBITDA was $34.8 million, $65.4 million or 65.2% lower than 9M14. In addition to the drivers described above, this gap is explained by the absence of recorded gains from land transformation sales in 9M15, compared to a $25.5 million gain realized in 9M14. Net income in 3Q15 totaled $2.4 million, compared to $11.2 million in 3Q14. The decrease is primarily explained by the lower Adjusted EBITDA in the quarter and offset by (i) an $11.1 million decrease in depreciation and amortization due to the depreciation of the Brazilian Real and Argentine peso; and (ii) a $5.5 million income tax benefit. On a year-to-date basis, net income was $17.5 million, 14.7% higher than 9M14. Despite lower Adjusted EBITDA, net income was enhanced by (i) a $15.6 million decrease in depreciation and amortization, driven by the weaker Brazilian Real and Argentine peso; and (ii) a $16.8 million increase in the fair value of our

3 3Q15 sugarcane biological assets. These effects were partially offset by a $4.1 million increase in financial losses as a result of the devaluation of the Brazilian Real. Market Overview According to the UNICA (Brazilian Sugar Association) by the end of September 2015, cumulative sugarcane crushing in the Center-South region of Brazil reached a total of 444.3 million tons, 0.7% higher year-over-year. Sugar content (TRS) in the same period was 132.2 tons/ha, 2.6% below last year. As result, accumulated sugar production compared to last year is 7.3% lower while ethanol is 2.6% higher. Sugar prices continued their downward trend during 3Q15, reaching a seven-year low of 10.4 cents/lb by mid August. Growing concerns on supply disruptions in Brazil (crushing delay due to weather, increasing ethanol mix, etc) and India (yields losses due to drought) have propelled prices since the end of August. By the end of October, prices had rallied over 39%, reaching 14.5 cents/lb. Ethanol prices in Brazil continued showing weakness during 3Q15 driven by harvest seasonality, reaching the lowest levels throughout the 2015/16 harvest. Nonetheless, ethanol prices during October rallied over 20% driven by strong hydrous consumption growth (+42% year-over-year) coupled with the 6% increase in gasoline prices announced by Petrobras on September 30, 2015. Energy prices presented high volatility in 3Q15, fluctuating between 145 and 227 BRL/MWh, on average 46,7% below 2Q15, but still above the historical average. As of the end of October, prices stood at 215 BRL/MWh. Corn and soybean prices during 3Q15 have been pressured by excellent US weather conditions and negative macro environment. According to USDA, global grain stock-to-use ratios are expected to reach multi-year highs. US exports year-to-date are below historical average and market expectations, driven by strong US dollar and depreciating emerging market currencies. In Argentina, local grain prices have rebounded over 20% on expectations of reduction of export taxes and non-tariff barriers. Strategy Execution Independent Farmland Appraisal Report As of September 30, 2015 Cushman & Wakefield (C&W) updated its independent appraisal of Adecoagro’s farmland. Adecoagro’s subsidiaries held 269,931 hectares valued by C&W at $935.4 million. Net of minority interests, Adecoagro’s land portfolio of 257,044 hectares was valued at $885.7 million.(1) We believe the increase in the value of our farmland is mainly explained by: (i) the transformation of undermanaged and underdeveloped land into croppable land; and (ii) the ongoing transformation or continuous productivity enhancements of all our croppable land. These gains are not reflected in Adecoagro’s financial statements since the Company does not mark-to-market the value of farmland assets on its balance sheet. However, land transformation and appreciation are an important part of Adecoagro’s business strategy and a component of total return on invested capital. Share Repurchase Program On August, 12, 2015, the Board of Directors approved the extension of the Company’s share repurchase program for an additional twelve month period, and ending on September 23, 2016. Under the buyback program, the Company can continue acquiring shares up to 5% of the outstanding share capital. Since the inception of the share repurchase program in August 2013 and through October 2015, Adecoagro has repurchased an aggregate of 2.4 million shares for a total consideration of $18.4 million and an average price of $7.72 dollars per share. (1) Please visit www.ir.adecoagro.com for the Cushman & Wakefield 2014 Appraisal Report. Please refer to page 66 of our Annual Report on Form 20-F for the year ended December 31, 2013 for a description of the methodology employed in the appraisals of our farmland by Cushman & Wakefield. The appraisals of our farmland are only intended to provide an indicative approximation of the market value of our farmland property as of the date of such appraisal based on current market conditions. Accordingly, these appraisals are subject to change based on a host of variables and market conditions.

adecoagro
3Q15

Operating Performance

Farming Business

Farming Production Data									
Planting & Production	Planted Area (hectares)			Production (tons)			Yields (Tons per hectare) [3]		
	2014/2015	2013/2014	Chg %	2014/2015	2013/2014	Chg %	2014/2015	2013/2014	Chg %
Soybean	63,944	58,691	9%	205,326	171,348	20%	3.2	2.9	10%
Soybean 2nd Crop	32,532	24,290	34%	80,027	47,260	69%	2.5	1.9	26%
Corn [1]	32,461	45,690	(29%)	198,419	281,426	(29%)	6.1	6.2	(1%)
Corn 2nd Crop	7,583	5,634	35%	29,855	36,955	(19%)	3.9	6.6	(40%)
Wheat [2]	37,020	29,412	26%	84,609	77,086	10%	2.3	2.6	(13%)
Sunflower	12,314	12,880	(4%)	21,762	23,161	(6%)	1.8	1.8	(2%)
Cotton fiber	3,160	6,217	(49%)	3,350	6,118	(45%)	1.1	1.0	8%
Total Crops	**189,014**	**182,812**	**3%**	**623,348**	**643,354**	**(3%)**			
Rice	35,328	36,604	(3%)	180,149	205,489	(12%)	5.1	5.6	(9.2%)
Total Farming	**224,343**	**219,416**	**2%**	**803,498**	**848,843**	**(5%)**			
Owned Croppable Area	124,172	133,612	(7%)						
Leased Area	60,056	55,881	7%						
Second Crop Area	40,115	29,923	34%						
Total Farming Area	**224,343**	**219,416**	**2%**						
	Milking Cows (Average Heads)			**Milk Production (MM liters)**			**Productivity (Liters per cow per day)**		
	3Q15	**3Q14**	**Chg %**	**3Q15**	**3Q14**	**Chg %**	**3Q15**	**3Q14**	**Chg %**
Dairy	6,725	6,538	3%	23.3	20.5	13%	37.6	34.1	10%

(1) Includes sorghum and peanut.

(2) Includes barley.

(3) Yields for 2014/15 season may be partial yields related to the harvested area as of July 31, 2014. Yields for 2013/14 reflect the full harvest season.

Note: Some planted areas may reflect immaterial adjustments compared to previous reports due to a more accurate area measurement, which occurred during the current period.

2014/15 Harvest Year

As of September 30 2015, we completed the 2014/15 harvest year. A total of 224,343 hectares were harvested, producing a total of 803,498 tons of diversified crops compared to 848,843 tons in the 2013/14 harvest season. The decrease was mainly explained by the 22.0% decline in corn production, as a result of the combination of lower planted area and yields. The decrease in corn planted area was part of a commercial strategy to produce more soybean at the expense of corn first crop in order to capture higher margins per hectare.

4

3Q15

2015/16 Harvest Year

Farming Production Data					
Planting & Production	**Planting Plan (hectares)**			**2015/2016 Planting Progress**	
	2015/2016E	**2014/2015**	**Chg %**	**Planted**	**%**
Soybean	64,963	63,944	2%	-	-
Soybean 2nd Crop	34,648	32,532	7%	-	-
Corn (1)	39,901	32,461	23%	8,594	22%
Corn 2nd Crop	3,492	7,583	(54%)	5	0%
Wheat (2)	32,362	37,020	(13%)	32,362	100%
Sunflower	9,725	12,314	(21%)	3,320	34%
Cotton lint	-	3,160	(100%)	-	-
Total Crops	**185,090**	**189,014**	**(2%)**	**44,281**	**24%**
Rice	36,200	35,328	2%	33,352	92%
Total Farming	**221,290**	**224,343**	**(1%)**	**77,633**	**35%**
Owned Croppable Area	123,740	124,172	(0%)		
Leased Area	59,410	60,056	(1%)		
Second Crop Area	38,139	40,115	(5%)		
Total Farming Area	**221,290**	**224,343**	**(1%)**		

(1) Includes sorghum and peanut.

(2) Includes barley

We are focused on successfully completing the 2015/16 crop planting plan on schedule. A total of 77,633 hectares, 35% of total area, have been planted as of the end of October.

As of June and early July, the winter crops had been fully seeded. We began to harvest some of the wheat in the northwest and northeast of Argentina, and are seeing yields in line with our expectations. The wheat crop in the Humid Pampas has developed normally due to climatic conditions in line with historical averages. If weather remains favorable, all our winter crops should be fully harvested by December 2015.

Rice planting activities began during August. Efficient operational planning and execution coupled with favorable weather conditions have allowed us to almost complete the planting plan by the end of September. We are now in the process of irrigating the crop.

During mid-October, we also began planting summer crops, with corn and sunflower in our northeast farms completed. In the Humid Pampas, early corn was fully planted and we have recently began to plant sunflower and soybeans under good humidity conditions.

5

adecoagro
3Q15

Sugar, Ethanol & Energy Business

Sugar, Ethanol & Energy - Selected Production Data							
	metric	**3Q15**	**3Q14**	**Chg %**	**9M15**	**9M14**	**Chg %**
Crushed Cane	*tons*	3,160,379	2,744,705	15.1%	6,541,390	4,936,798	32.5%
Own Cane	*tons*	2,608,870	2,321,237	12.4%	5,695,978	4,345,132	31.1%
Third Party Cane	*tons*	551,509	423,468	30.2%	845,412	591,666	42.9%
Sugar Produced	*tons*	186,902	167,331	11.7%	383,430	278,878	37%
Ethanol Produced	*M3*	146,020	115,058	26.9%	276,093	201,254	37.2%
Hydrous Ethanol	*M3*	86,432	80,108	7.9%	158,617	126,076	25.8%
Anhydrous Ethanol	*M3*	59,588	34,951	70.5%	117,475	75,178	56%
TRS Equivalent Produced	*tons*	*444,469*	*370,316*	*20.0%*	*872,146*	*634,328*	*37.5%*
Exported Energy	*MWh*	228,167	162,788	40.2%	436,539	283,192	54.1%
Expansion & Renewal Area	*hectares*	4,033	10,039	(59.8%)	10,224	29,565	(65.4%)
Harvested Area	*hectares*	30,234	29,723	1.7%	61,524	55,006	11.8%
Sugarcane Plantation	*hectares*	129,226	123,486	4.6%	129,226	123,486	4.6%

Our mills crushed a total of 3.2 million tons of sugarcane during 3Q15, marking a 15.1% increase year-over-year and 8.2% increase quarter-over-quarter. This growth is primarily explained by (i) a 21.7% increase in milling per day driven by the expansion in nominal crushing capacity coupled with enhanced agricultural and industrial efficiencies; and (ii) partially offset by a 5.4% increase in industrial idle time due to rains during the quarter.

As a result of the growth in sugarcane milling coupled with a 3.3% increase in TRS per ton, production measured in tons of TRS equivalent increased by 20.0% in the quarter. Sugar and ethanol production in 3Q15 increased by 11.7% and 26.9%, respectively.

Regarding cogeneration, total energy delivered to the grid in 3Q15 increased by 40.2% compared to 3Q14 and totaled 228,167 MWh. Cogeneration exports were enhanced by higher boiler efficiency. Our cogen efficiency ratio, measured by KWh exported per ton of sugarcane milled reached a record of 72.2 KWh/ton, 21.7% higher year-over-year.

As of September 30, 2015, our sugarcane plantation reached 129,226 hectares, representing a 4.6% growth year-over-year. Expanding and replanting our sugarcane plantation continues to be a key strategy to run our mills at full capacity and at the same time increase the productivity and quality of our plantation. A total of 4,033 hectares were planted during 3Q15, bringing year-to-date planting to 10,224 hectares, 59.8% and 65.4% lower respectively, compared to the same periods of the previous year. As previously anticipated, the slowdown in expansion area is explained by the fact that: (i) we are close to our stabilized plantation size and; (ii) we are attaining higher agricultural yields, thus reducing the need for area expansion. During the quarter we replanted 2,495 hectares and expanded 1,538 hectares.

6

3Q15

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation business - Financial highlights						
$ thousands	**3Q15**	**3Q14**	**Chg %**	**9M15**	**9M14**	**Chg %**
Gross Sales						
Farming	70,462	85,647	(17.7%)	207,678	252,179	(17.6%)
Total Sales	**70,462**	**85,647**	**(17.7%)**	**207,678**	**252,179**	**(17.6%)**
Adjusted EBITDA (1)						
Farming	9,121	22,633	(59.7%)	34,837	74,716	(53.4%)
Land Transformation	-	(67)	(100.0%)	-	25,508	(100.0%)
Total Adjusted EBITDA (1)	**9,121**	**22,566**	**(59.6%)**	**34,837**	**100,224**	**(65.2%)**
Adjusted EBIT (1)(2)						
Farming	7,521	20,845	(63.9%)	29,794	69,278	(57.0%)
Land Transformation	-	(67)	n.a	-	25,508	(100.0%)
Total Adjusted EBIT (1)(2)	**7,521**	**20,778**	**(63.8%)**	**29,794**	**94,786**	**(68.6%)**

Adjusted EBIT(1)(2) for the Farming business in 3Q15 was $7.5 million, $13.3 million or 63.8% lower than 3Q14. This decrease is primarily explained by: (i) lower commodity prices, particularly corn, soybean and wheat; (ii) higher production costs in dollar terms driven by the appreciation of the Argentine peso in real terms, partially offset by cost reduction initiatives, and (iii) a $4.1 million decrease in gains related to our commodity hedge position, from $16.5 million in 9M14 to $12.4 in 9M15.

On a year-to-date basis, Adjusted EBIT for the Farming & Land Transformation businesses in 9M15 stood at $29.8 million, compared to $94.8 million in 9M14. This 68.6% underperformance is mainly attributable to: (i) lower commodity prices; (ii) the real appreciation of the Argentine peso resulting in higher production costs measured in dollars; and (iii) the absence of gains from land transformation, compared to a $25.5 million gain realized in 9M14. The underperformance was partially mitigated by higher productivity in our crop and dairy segments.

(1) Please see “Reconciliation of Non-IFRS measures” starting on page 28 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(2) Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming businesses. Different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently, similar type costs may be expensed or capitalized. For example, Adecoagro’s farming business in Argentina is based on a “contractor” production model, whereby Adecoagro hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. On the other hand, operating fees are expensed increasing our production costs. The Adjusted EBIT performance measure controls for such differences in business models and we believe is a more appropriate metric to compare the performance of the company relative to its peers.

7

3Q15

Crops

Crops - Highlights	metric	3Q15	3Q14	Chg %	9M15	9M14	Chg %
Gross Sales	*$ thousands*	44,366	53,810	(17.6%)	115,274	152,268	(24.3%)
	thousand tons	208.3	367.2	(43.3%)	498.8	708.8	(29.6%)
	$ per ton	213.0	146.5	45.4%	231.1	214.8	7.6%
Adjusted EBITDA	*$ thousands*	7,323	18,228	(59.8%)	23,306	50,918	(54.2%)
Adjusted EBIT	***$ thousands***	**6,871**	**17,729**	**(61.2%)**	**21,878**	**49,425**	**(55.7%)**
Planted Area [1]	*hectares*	148,899	152,778	(2.5%)	148,899	152,778	(2.5%)

(1) Does not include second crop planted area.

Adjusted EBIT for our crops segment stood at $6.9 million during 3Q15 compared to $17.7 million in 3Q14. On a cumulative basis, 9M15 Adjusted EBIT reached $21.9 million, representing a 55.7% decrease compared to 9M14. The decrease is primarily attributable to (i) lower commodity prices; and (ii) higher production costs measured in dollar terms given the real appreciation of the argentine peso. This decrease was partially offset by higher soybean and corn yields.

Crops - Gross Sales Breakdown

	Amount ($ '000)			Volume (tons)			$ per unit		
Crop	**3Q15**	**3Q14**	**Chg %**	**3Q15**	**3Q14**	**Chg %**	**3Q15**	**3Q14**	**Chg %**
Soybean	24,488	13,021	88.1%	89,882	38,029	136.4%	272	342	(20.4%)
Corn [1]	14,580	34,230	(57.4%)	97,578	176,568	(44.7%)	149	194	(22.9%)
Wheat [2]	2,914	655	345.0%	22,391	3,214	596.6%	130	204	(36.1%)
Sunflower	-	2,271	(100.0%)	-	6,418	(100.0%)	n.a	354	n.a
Cotton	336	3,356	(90.0%)	1,479	5,152	(71.3%)	227	651	(65.1%)
Others	2,048	277	638.5%	-	-	n.a			
Total	**44,366**	**53,810**	**(17.6%)**	**211,330**	**229,382**	**(7.9%)**			

	Amount ($ '000)			Volume (tons)			$ per unit		
Crop	**9M15**	**9M14**	**Chg %**	**9M15**	**9M14**	**Chg %**	**9M15**	**9M14**	**Chg %**
Soybean	63,021	71,039	(11.3%)	234,436	196,440	19.3%	269	362	(25.7%)
Corn [1]	28,638	63,213	(54.7%)	188,023	320,591	(41.4%)	152	197	(22.8%)
Wheat [2]	10,456	7,275	43.7%	57,853	31,229	85.3%	181	233	(22.4%)
Sunflower	6,069	6,167	(1.6%)	16,634	17,403	(4.4%)	365	354	3.0%
Cotton	1,261	3,689	(65.8%)	2,249	5,353	(58.0%)	561	689	(18.6%)
Others	5,829	885	558.3%	-	-	n.a	n.a	n.a	-
Total	**115,274**	**152,268**	**(24.3%)**	**499,194**	**571,016**	**(12.6%)**			

(1) Includes sorghum

(2) Includes barley

Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

On a cumulative basis, crop sales in 9M15 reached $115.3 million, 24.3% lower than in 9M14. The decrease in sales is primarily driven by significantly lower soybean, corn and wheat prices coupled with lower corn volumes sold. The decrease in corn sales volumes is mainly explained by a shift towards soybean production as part of a commercial and business strategy.

8

3Q15

Crops - Changes in Fair Value Breakdown										
9M15	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Total
2014/15 Harvest Year									
Total Harvested Area	***Hectares***	**63,944**	**32,532**	**32,461**	**7,583**	**37,020**	**12,314**	**3,160**	**189,014**
Area harvested in previous periods	*Hectares*	63,944	32,462	13,136	1,280	37,020	12,314	1,536	161,691
Area harvested in current period	*Hectares*	-	71	19,325	6,303	-	0	1,624	27,323
Changes in Fair Value 9M15 from harvested area 2014/15 (i)	***$ thousands***	**8,930**	**4,486**	**(3,814)**	**(1,031)**	**343.48**	**519**	**(374)**	**9,061**
2015/16 Harvest Year									
Total Planted Area	*Hectares*	-	-	**7,694**	-	**34,219**	**3,320**	-	**45,233**
Planted Area in initial growth stages	*Hectares*	-	-	7,694	-	7,061	3,320	-	18,075
Planted Area with significant biological growth	*Hectares*	-	-	-	-	27,158	-	-	27,158
Changes in Fair Value 9M15 from planted area 2015/16 (ii)	***$ thousands***	-	-	-	-	**(2,045)**	-	-	**(2,045)**
Total Changes in Fair Value in 9M15 (i+ii)	***$ thousands***	**8,930**	**4,486**	**(3,814)**	**(1,031)**	**(1,702)**	**519**	**(374)**	**7,016**

The table above shows the gains or losses from crop production generated during 9M15, related to the 2014/15 and the 2015/16 harvest season. During 3Q15 we harvested 27,353 hectares pertaining to the 2014/15 crop completing the total 189,014 hectares that were planted. The 2014/15 harvest generated a total of $9.1 million in Changes in Fair Value during the 2015 fiscal year.

The 2015/16 harvest season commenced mid-September 2015. As of end October, a total of 45,233 hectares were seeded, of which 27,158 hectares of wheat had attained significant growth, generating a $2.0 million loss.

On a consolidated basis, year-to-date Changes in Fair Value stand at $7.0 million. In addition, a gain of $9.9 million was booked from the revaluation of our grain inventories ("Changes in Net Realizable Value"), resulting in a total agricultural margin of $16.9 million, compared to $45.1 million in 9M14.

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3Q15

Rice

Rice - Highlights							
	metric	**3Q15**	**3Q14**	**Chg %**	**9M15**	**9M14**	**Chg %**
Gross Sales	*$ thousands*	17,299	21,780	(20.6%)	66,026	75,123	(12.1%)
Gross Sales of White Rice	*$ thousands*	15,255	19,125	(20.2%)	58,637	61,833	(5.2%)
	thousand tons (1)	40.2	48.9	(17.8%)	153.5	169.4	(9.4%)
	$ per ton	380	391	(2.9%)	382	365	4.6%
Gross Sales of By-products	***$ thousands***	2,045	2,656	(23.0%)	7,390	13,290	(44.4%)
Adjusted EBITDA	*$ thousands*	89	1,176	(92%)	6,111	16,467	(62.9%)
Adjusted EBIT	***$ thousands***	**(635)**	**378**	**n.a**	**3,826**	**13,997**	**(72.7%)**
Area under production (2)	*hectares*	35,328	36,200	(2.4%)	35,328	36,200	(2.4%)
Rice Mills							
Total Rice Produced	*thousand tons* (1)	59.1	42.1	40.4%	134.1	176.0	(23.8%)
Ending stock	*thousand tons* (1)	104.3	53.5	94.8%	104.3	53.5	94.8%

(1) Of rough rice equivalent.

(2) Areas under production correspond to the 2014/15 and 2013/14 harvest years

Adjusted EBIT corresponding to Adecoagro's rice segment is primarily explained by the results generated by the biological growth and harvest of the crop. The rice crop is planted during the end of the third quarter; it grows mainly throughout the fourth quarter, and is mostly harvested during the first quarter of the following year. Accordingly, due to the seasonality of the crop, the majority of the segment´s Adjusted EBIT is generated between the fourth quarter of the year and first quarter of the following year. Results during the third quarter are mainly driven by the biological growth of the new crop and the sale of processed rice and by-products from the previous crop.

Sales for the 9-month period ended on September 30, 2015 reached $66.0 million, 12.1% lower than 9M14, as a result of a postponement of export sales until the fourth quarter. As of September 30, 2015, we held 104.3 thousand tons of processed rice (in rough rice equivalent) in stock, 94.8% higher year-over-year.

Adjusted EBIT for 9M15 totaled $3.8 million compared to $14.0 million 9M14, representing a 72.7% decrease. Lower results are explained by lower farm margins reflected in "Changes in Fair Value" (see table below) resulting from a 9.2% decrease in agricultural yields due to adverse weather conditions. Margins were also negatively affected by higher production costs measured in dollars resulting from the appreciation of the Argentine peso in real terms.

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Rice - Changes in Fair Value Breakdown		
9M15	**metric**	**Rice**
2014/15 Harvest Year		
Total Planted Area	***Hectares***	**35,328**
Harvested Area in previous period	*Hectares*	35,328
Harvested Area in current period	*Hectares*	-
Total harvested area in 2014/2015	*Hectares*	35,328
Changes in Fair Value from harvested area 2014/15 (i)	***$ thousands***	**3,506**
2015/16 Harvest Year		
Total Planted Area Plan	***Hectares***	**33,352**
Area remaining to be planted (a)	*Hectares*	2,848
Planted Area in initial growing stages (a)	*Hectares*	30,462
Planted Area with significant biological growth (b)	*Hectares*	2,890
Changes in Fair Value 9M15 from planted area 2015/16 with significant biological growth (ii)	***$ thousands***	**(362)**
Total Changes in Fair Value in 9M15 (i+ii+iii)	***$ thousands***	**3,144**

During the 9-month period ended September 30, 2015, the rice segment generated Changes in Fair Value of $3.1 million. The 2014/15 crop, which was fully harvested by 2Q15, generated margins of $3.5 million. Regarding the new 2015/16 rice crop, as of the end of 3Q15, 33,352 hectares were planted of which 2,890 hectares had attained significant biological growth. These hectares generated Changes in Fair Value losses of $0.4 million, mainly as a result of lower projected rice prices and yields.

Dairy

Dairy - Highlights							
	metric	**3Q15**	**3Q14**	**Chg %**	**9M15**	**9M14**	**Chg %**
Gross Sales	*$ thousands* (1)	8,471	9,708	(12.7%)	25,390	23,651	7.4%
	million liters (2)	23.9	21.8	9.6%	65.0	56.0	16.0%
	$ per liter (3)	0.31	0.41	(24.5%)	0.35	0.39	(10.3%)
Adjusted EBITDA	*$ thousands*	1,617	3,038	(46.8%)	5,021	6,674	(24.8%)
Adjusted EBIT	***$ thousands***	**1,258**	**2,649**	(52.5%)	**3,907**	**5,510**	(29.1%)
Milking Cows	*Average Heads*	6,725	6,538	2.9%	6,626	6,410	3.4%
Cow Productivity	*Liter/Cow/Day*	37.6	34.1	10.3%	35.7	33.2	7.4%
Total Milk Produced	*million liters*	23.3	20.5	13.4%	64.6	58.2	11.0%

(1) Includes (i) $1.1 million from sales of culled cows in 3Q15 and $0.8 million in 3Q14 and (ii) $0.3 million from sales of powdered milk in 3Q15 and $2.1 million in 3Q14

(2) Selling volumes include 1.1 million liters of powder milk in 3Q15 and 4.2 million liters in 3Q14

(3) Sales price includes the sale of fluid milk and whole milk powder and excludes cattle sales

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Our Dairy business continues to deliver strong operational results driven by our focus on operational efficiency. Productivity during 3Q15 reached a record of 37.6 liters per cow per day, 10.3% higher than 3Q14. Our cow herd also grew by 2.9% in the quarter, reaching full capacity of 6,725 heads. As a result of these two factors, total milk production increased by 13.4% to a total of 23.3 million liters. Year-to-date, milk production was 64.6 million liters, 11% higher year-over-year.

Gross sales reached $8.5 million in 3Q15 marking a 12.7% decrease compared to the same period of last year. This is mainly the result of a 24.5% decrease in milk prices in line with international prices, partially offset by 9.6% higher selling volumes.

Adjusted EBIT in the quarter decreased 52.5% primarily as a result of (i) lower milk prices; and (ii) an increase in production costs driven by the appreciation of the Argentine Peso in real terms. On a year-to-date basis, gross sales increased by 7.4% compared to 9M14 and Adjusted EBIT was $3.9 million, 29.1% lower year-over-year.

All Other Segments

All Other Segments - Highlights							
	metric	3Q15	3Q14	Chg %	9M15	9M14	Chg %
Gross Sales	*$ thousands*	326	349	(6.6%)	988	1,137	(13.1%)
Adjusted EBITDA	*$ thousands*	92	191	(51.8%)	399	657	(39.2%)
Adjusted EBIT	*$ thousands*	**27**	**89**	**(69.7%)**	**183**	**346**	**(47.0%)**

All Other Segments is comprised of our Cattle and Coffee segments. Our Cattle segment consists of pasture land that is not suitable for crop production and as a result is leased to third parties for cattle grazing activities. Our Coffee segment currently consists of leasing 728 hectares of coffee trees on our Rio de Janeiro farm in Western Bahía, Brazil, to a third party for a 8-year period.

Adjusted EBIT for All Other Segments was $0.02 million in 3Q15 and by $0.18 million in 9M15. Lower EBIT year-over-year is explained by a reduction in leased area.

Land transformation business

Land transformation - Highlights							
	metric	3Q15	3Q14	Chg %	9M15	9M14	Chg %
Adjusted EBITDA	*$ thousands*	-	(67)	- %	-	25,508	- %
Adjusted EBIT	***$ thousands***	**-**	**(67)**	**- %**	**-**	**25,508**	**- %**
Land sold	*Hectares*	-	-	- %	-	12,887	- %

There were no farm sales during 3Q15 and 3Q14. However, land transformation is an ongoing process in our farms, which consists of transforming undervalued and undermanaged land into its highest production capabilities. Adecoagro is currently engaged in the transformation of several farms, especially in the northeastern region of Argentina, where farms formerly used for cattle grazing are being successfully transformed into high yielding crop and rice farms.

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The company is continuously seeking to recycle its capital by disposing of a portion of its developed farms and allocate its capital to other farms or projects with higher risk-adjusted returns, thereby enhancing return on invested capital.

Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights						
$ thousands	**3Q15**	**3Q14**	**Chg %**	**9M15**	**9M14**	**Chg %**
Net Sales [1]	94,561	111,115	(14.9%)	231,229	236,658	(2.3%)
Gross Profit Manufacturing Activities	35,553	42,029	(15.4%)	92,803	92,244	0.6%
Adjusted EBITDA	**47,070**	**54,688**	**(13.9%)**	**106,067**	**94,110**	**12.7%**
Adjusted EBITDA Margin	49.8%	49.2%	1.1%	45.9%	39.8%	15.4%

(1) Net Sales are calculated as Gross Sales net of sales taxes.

The Sugar, Ethanol & Energy business delivered solid industrial and agricultural operational results during 3Q15. Sugarcane crushing reached 3.2 million tons, 15.1% higher year-over-year. Production was further enhanced by a 3.3% increase in TRS content resulting in a 20.0% increase in total TRS produced.

Despite the operational improvements and higher production volumes, net sales in 3Q15 decreased 14.9%, reaching a total of $94.6 million (see Net Sales chart below). This decline is primarily explained by (i) a 27.2% fall in realized sugar prices; (ii) a 5% and 30% reduction in ethanol and energy prices in BRL respectively, which translated into USD resulted in a 40.6% and 54.7% decrease as a result of the depreciation of the BRL; (iii) the implementation of a sugar and ethanol carry strategy seeking to capture higher prices towards the end of the year – sugar and ethanol inventories have increased year-over-year by 82.6% and 24.9% respectively. As a result of lower sales, Adjusted EBITDA in 3Q15 reached $47.1 million, 13.9% lower than 3Q14. Nonetheless, our Adjusted EBITDA margin increased to 49.8% in 3Q15 from 49.2% in 3Q14. The growth in Adjusted EBITDA margin is evidence of our focus on operational enhancements and productivity gains in our cluster, which has resulted in operational leverage and fixed cost dilution.

During 3Q15, Adecoagro engaged in the commercialization of 43.3 thousand tons of sugar from third parties, capturing efficiencies and synergies with our operations. Although these transactions represent an additional source of profit and returns for our business, EBITDA margins are significantly lower when compared to our sourced operation. Our Adjusted EBITDA margin, net of third party commercialization transactions, was 58.0% in 3Q15 and 53.4% in 3Q14.

On a cumulative basis, Adjusted EBITDA for 9M15 reached $106.1 million,12.7% higher year-over-year. Adjusted EBITDA margin year-to-date has increased from 39.8% in 9M14 to 45.9% in 9M15. Year-to-date performance is primarily explained by (i) a 32.5% increase in sugarcane milling driven by the ramp up of nominal capacity coupled with an early start of the harvest season which will allow us to extend the season and increase annual milling; (ii) higher agricultural and industrial productivity resulting in cost dilution; (iii) a $17.0 million gain from the mark-to-market of our sugar hedge position, compared to a $2.9 million gain generated in 9M14; and offset by lower sugar, ethanol and energy prices.

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The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)									
	$ thousands			Units			($/unit)		
	3Q15	3Q14	Chg %	3Q15	3Q14	Chg %	3Q15	3Q14	Chg %
Sugar (tons)	55,834	68,291	(18.2%)	196,151	174,664	12.3%	285	391	(27.2%)
Ethanol (cubic meters)	24,007	24,031	(0.1%)	75,849	45,122	68.1%	317	533	(40.6%)
Energy (Mwh)(2)	14,720	18,793	(21.7%)	277,880	160,608	73.0%	53	117	(54.7%)
TOTAL	**94,561**	**111,115**	**(14.9%)**						
	$ thousands			Units			($/unit)		
	9M15	9M14	Chg %	9M15	9M14	Chg %	9M15	9M14	Chg %
Sugar (tons)	108,982	111,017	(1.8%)	353,494	284,144	24.4%	308	391	(21.1%)
Ethanol (cubic meters)	88,421	90,487	(2.3%)	231,834	164,899	40.6%	381	549	(30.5%)
Energy (Mwh)(2)	33,826	35,154	(3.8%)	484,081	281,280	72.1%	70	125	(44.1%)
TOTAL	**231,229**	**236,658**	**(2.3%)**						

(1) Net Sales are calculated as Gross Sales net of ICMS, PIS, CONFINS, INSS and IPI taxes.
(2) Energy sales and volumes includes third party commercialization.

Net sales during 3Q15 reached $94.6 million, 14.9% below 3Q14. As explained above, the decrease in net sales year-over-year is explained by (i) lower international sugar prices; (ii) lower ethanol and energy prices in local currency and further impacted by the depreciation of the Brazilian Real; and (iii) our sugar and ethanol carry strategy.

Sugar continued to trade to the downside during 3Q15 and was priced on average at 11.30 US cents/lb, 29% lower than 3Q14 and 9% lower than 2Q15. During the end of August, sugar prices bottomed at 10.39 US cents/lb, the lowest level since June 2008.

Ethanol prices also continued their seasonal downward trend during 3Q15, reaching the lowest levels throughout the 2015/16 harvest. According to ESALQ index, hydrous ethanol prices in local currency fell 2% below 2Q15, while anhydrous ethanol was flat. Compared to 3Q14, hydrous prices increased by 0.3%, while anhydrous decreased by 2.3%. In addition, the Brazilian Real depreciated by 59.5% in the period, resulting in significantly lower prices in dollar terms.

Sugar, Ethanol & Energy - Industrial indicators							
	metric	3Q15	3Q14	Chg %	9M15	9M14	Chg %
Milling Cluster	*Tons*	2,740,894	2,321,225	18.1%	5,732,050	4,134,098	38.7%
Milling UMA	*Tons*	419,485	423,480	(0.9%)	809,339	802,700	0.8%
Milling Total	***Tons***	**3,160,379**	**2,744,705**	**15.1%**	**6,541,390**	**4,936,798**	**32.5%**
Own sugarcane	*%*	82.5%	84.6%	(2.4%)	87.1%	88.0%	(1.1%)
Sugar mix in production	*%*	44.0%	47.2%	(6.9%)	46.0%	46.0%	(0.0%)
Ethanol mix in production	*%*	56.0%	52.8%	6.2%	54.0%	54.0%	0.0%
Exported energy per ton crushed	*KWh/ton*	72.2	59.3	21.7%	66.7	57.4	16.3%

A total of 2.7 million tons of sugarcane were milled at our cluster in Mato Grosso do Sul during 3Q15, 18.1% more than the previous year, while Usina Monte Alegre milled 0.4 million tons, in line with 3Q14. This growth is primarily explained by (i) a 21.7% increase in milling per day driven by the expansion in nominal crushing

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capacity at the Ivinhema mill coupled with enhanced agricultural and industrial efficiencies; and (ii) partially offset by a 5.4% increase in industrial idle time due to rains during the quarter. Owned sugarcane supply accounted for 82.5% of total cane milled during 3Q15.

In terms of production mix, 56.0% of the sugar content (TRS) was directed towards ethanol production and 44.0% towards sugar. Our mix favored ethanol since it offered higher relative prices and margins in the period.

Regarding Cogeneration, exports to the grid reached 228,167 MWh in 3Q15, 40.2% higher than 3Q14 and 54.1% higher on a year-to-date basis. This growth is the result of the higher volume of cane crushed and enhanced operational efficiencies. Our cogeneration efficiency ratio, measured in kilowatts exported per ton of sugarcane crushed, increased by 21.7%, from 59.3 to a record of 72.2 KWh/ton.

Agricultural Produce - Productive Indicators							
	metric	**3Q15**	**3Q14**	**Chg %**	**9M15**	**9M14**	**Chg %**
Harvested own sugarcane	*Tons*	2,608,870	2,321,237	12.4%	5,695,978	4,345,132	31.1%
Harvested area	*Hectares*	30,234	29,723	1.7%	61,524	55,006	11.8%
Yield	*tons/hectare*	86.3	78.1	10.5%	92.6	79.0	17.2%
TRS content	*kg/ton*	140.5	136.0	3.3%	133.5	129.0	3.5%
TRS per hectare	*kg/hectare*	12,127	10,621	14.2%	12,361	10,190	21.3%
Mechanized harvest	*%*	97.3%	96.0%	1.3%	97.7%	96.0%	1.7%

The table above shows operational indicators related to our owned sugarcane production ("Agricultural Produce") which is planted, harvested, and then transferred to our mills for processing.

In 3Q15, our sugarcane yields experienced a 10.5% increase compared to 3Q14, reaching 86.3 tons per hectare. In addition, TRS content in sugarcane also expanded by 3.3%, reaching 140.5 kg/ton. As a result of these two factors, TRS per hectare increased by 14.2%. On a year-to-date basis, TRS productivity per hectares remains 21.3% higher than the previous year. This productivity growth was the result of favorable weather conditions coupled with enhancements in our agricultural operations. Some examples include: (i) the effective implementation of pest controls; (ii) the selection of specific cane varieties for the region; (iii) the extension of the sugarcane growth cycle; (iv) the implementation of GPS controlled auto pilot in planters and combines; and (v) the timely renewal of sugarcane plantation.

Considering that sugarcane production represents roughly 70% of sugar and ethanol production costs, coupled with the fact that approximately 85% of total costs are fixed, attaining high agricultural productivity is a key driver to become a low cost producer.

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Sugar, Ethanol & Energy - Changes in Fair Value						
	3Q15			3Q14		
Biological Asset						
	$	*Hectares*	*$/hectare*	*$*	*Hectares*	*$/hectare*
(a) Sugarcane plantations at begining of period	280,344	122,398	2,290	283,494	110,822	2,558
(b) Planting investment (1)	12,143	4,033	2,378	34,763	6,582	4,669
(c) Increase due to purchases	-	-	-	-	-	
(d) Exchange difference	(57,936)			(30,790)		
(e) Sugarcane w/ significant biological growth at end of period	221,850	120,033	1,848	279,464	119,011	2,348
Changes in Fair Value of Biological Assets (e) - [(a) + (b) + (c) + (d)]	**(12,700)**			**(8,003)**		
Agricultural produce						
	$	**Tons**	**$/ton**	**$**	**Tons**	**$/ton**
(a) Harvested own sugarcane (2) (3)	54,163	2,678,111	20.2	68,590	2,498,619	27.45
(b) Crop maintenance costs	(12,246)		(4.6)	(13,184)		(5.3)
(c) Leasing Costs	(8,640)		(3.2)	(10,857)		(4.3)
(d) Harvest costs	(27,737)		(10.4)	(40,902)		(16.4)
Changes in Fair Value of Agricultural Produce (a) + (b) + (c) + (d)	**5,540**			**3,647**		
Total Changes in Fair Value	**(7,160)**			**(4,356)**		

(1) Sugarcane planting area includes $2,552 for work-in-progress planting activities over 1,885 hectares in 3Q15.

(2) Sugarcane transfer prices are set by Consecana Index, which is the Council of Sugarcane, Sugar and Ethanol Producers in the State of São Paulo.

(3) $ and $/ton values includes 69,241 tons of sugarcane seed for planting in 2015 and 177,382 tons in 2014.

In 3Q15, Changes in Fair Value of Biological Assets (unrealized) totaled a $12.7 million loss, compared to a $8.0 million loss in 3Q14. The difference is mainly attributed to lower sugar prices coupled with a steeper depreciation of the Brazilian Real. As a result, the fair value of our sugarcane plantation was reduced from $2,290 per hectare at the beginning of 3Q15 to $1,848 per hectare at end of the period.

Changes in Fair Value of Agricultural Produce (realized) resulted in a $5.5 million gain compared to $3.6 million gain in 3Q14. As we increased the size of our plantation, attained economies of scale, and enhanced production efficiencies in our cluster, we managed to obtain operational leverage and dilute costs. As a result, sugarcane production costs, including crop maintenance, land leasing, and harvest in dollars per ton have decreased 30% year-over-year, generating a 52% increase in Changes in Fair Value of Agricultural Produce for the quarter. Total Changes in Fair Value of Biological Assets and Agricultural Produce in 3Q15 reached negative $7.2 million, compared to a $4.4 million loss in 3Q14.

16

adecoagro
3Q15

Commodity Hedging

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative markets to mitigate swings in prices by locking in margins with the aim to stabilize profits and cash flows.

The table below shows the average selling prices for Adecoagro's physical sales (i.e., volumes and average prices including both sales invoiced/delivered and fixed-price forwards and futures contracts).

Total Volume and Average Prices

Farming	Country	Volume (thousand tons)	Local Sale Price FAS $/ton	Local Sale Price FOB cts/bushel (1)
2014/15 Harvest Year				
Soybean	Argentina	226.3	270	1,214
	Brazil	31.0	333	1,139
	Uruguay	16.9	361	1,146
Corn	Argentina	217.2	158	547
	Uruguay	3.3	197	552
Wheat	Argentina	67.9	158	607
	Uruguay	6.9	159	486
2015/16 Harvest Year				
Soybean	Argentina	168.5	237	1,014
	Brazil	-	-	-
	Uruguay	-	-	-
Corn	Argentina	124.5	132	452
	Brazil	-	-	-
	Uruguay	-	-	-
Cotton	Argentina	0.1	1,213	55
	Brazil	0.9	1,367	62

Sugar, Ethanol & Energy	Country	Volume (thousands)	Local Sale price FCA $/unit	Local Sale price FOB cts/lb (1)
2015/16 Harvest Year				
VHP Sugar	Brazil	477.4	319	14.4
Ethanol (2)	Brazil	149.2	375	-
Energy (MWh) (3)	Brazil	579.3	68	-
2016/17 Harvest Year				
VHP Sugar	Brazil	211.7	302	13.6
Ethanol (2)	Brazil	-	-	-
Energy (MWh) (3)	Brazil	374.5	61	-

(1) Equivalent FOB price - includes freight, export taxes and fobbing costs (elevation, surveyor, quality certifications and customs costs).

(2) Ethanol prices are net of PIS/COFINS, ICMS and INSS

(3) Considers exchange rate of BRL/USD 3.97

The table below summarizes the results generated by Adecoagro's derivative positions in 3Q15 and in previous periods. Realized gains and losses correspond to results generated by derivative contracts that were closed.

17

3Q15

Unrealized gains and losses correspond to results generated by derivative positions that were still open at the end of the period, and therefore, may generate additional gains or losses in future periods.

Gain/Loss from derivative instruments

Farming	Open hedge positions [1] (thousand tons)	2015 Gains/(Losses) (thousands $)			Gains/(Losses) Booked in previous years (thousands $)	Gains/(Losses) Harvest Year (thousands $)
		Unrealized	Realized	Total 2015		
2013/14 Harvest Year						
Soybean	-	-	30	30	(4,140)	(4,110)
Corn	-	-	520	520	6,028	6,548
Wheat	-	-	-	-	(248)	(248)
Cotton	-	-	-	-	(111)	(111)
Coffee	-	-	-	-	203	203
Total	**-**	**-**	**550**	**550**	**1,732**	**2,282**
2014/15 Harvest Year						
Soybean	23	(50)	4,858	4,808	2,422	7,229
Corn	12	(47)	2,808	2,761	6,342	9,103
Wheat	-	-	342	342	(552)	(210)
Total	**35**	**(97)**	**8,007**	**7,910**	**8,212**	**16,122**
2015/16 Harvest Year						
Soybean	168	957	2,861	3,818	(326)	3,492
Corn	124	553	260	813	(588)	225
Wheat	5	(7)	143	135	-	135
Total	**298**	**1,503**	**3,263**	**4,766**	**(914)**	**3,852**
Subtotal Farming (i)	**334**	**1,406**	**11,820**	**13,226**	**9,030**	**22,256**

Sugar, Ethanol & Energy	Open hedge positions [1] (thousand tons)	2015 Gains/(Losses) (thousands $)			Gains/(Losses) Booked in previous years (thousands $)	Gains/(Losses) Harvest Year (thousands $)
		Unrealized	Realized	Total 2015		
2014/15 Harvest Year						
Sugar	3	249	23	272	8,442	8,714
Ethanol				-		-
Total	**-**	**249**	**23**	**272**	**8,442**	**8,714**
2015/16 Harvest Year						
Sugar	42	(514)	13,119	12,605	6,860	19,465
Ethanol	-	-	96	96	-	96
Total	**42**	**(514)**	**13,215**	**12,701**	**6,860**	**19,561**
2016/17 Harvest Year						
Sugar [2]	215	4,043	(5)	4,038	-	4,038
Ethanol	-	-	-	-	-	-
Total	**215**	**4,043**	**(5)**	**4,038**	**-**	**4,038**
Subtotal Sugar, Ethanol and Energy (ii)	**260**	**3,778**	**13,233**	**17,011**	**15,302**	**32,313**
Total (i+ii)	**594**	**5,184**	**25,054**	**30,238**	**24,332**	**54,569**

Note: soybean, corn and wheat futures are traded on the Chicago Board of Trade (CBOT) and on the "Mercado a Término de Buenos Aires" (MATBA).

(1) Volume hedged by options contacts is determined by the ratio that compares the change in the price of the underlying asset to the corresponding change in the price of the derivative (delta).

18

3Q15

Corporate Expenses

Corporate Expenses						
$ thousands	**3Q15**	**3Q14**	**Chg %**	**9M15**	**9M14**	**Chg %**
Corporate Expenses	(6,517)	(6,967)	(6.5%)	(15,956)	(16,514)	(3.4%)

Adecoagro's Corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, and certain professional fees, travel expenses, and office lease expenses, among others.

Corporate expenses in 3Q15 reached $6.5 million, 7.4% lower than 3Q14. Year-to-date, corporate expenses were $15.9 million, 3.8% lower than the previous year. The decrease is mainly explained by cost reduction initiatives and partially offset by the appreciation of the Argentine Peso in real terms.

Other Operating Income

Other Operating Income						
$ thousands	**3Q15**	**3Q14**	**Chg %**	**9M15**	**9M14**	**Chg %**
Gain / (Loss) from commodity derivative financial instruments	15,503	17,436	(11.1%)	30,238	14,228	112.5%
Gain/(Loss) from forward contracts	1	(44)	- %	2	(176)	- %
Gain from disposal of other property items	29	182	(84.1%)	909	788	15%
Other	127	(139)	- %	118	211	(44.1%)
Total	**15,660**	**17,436**	**(10.2%)**	**31,267**	**15,051**	**107.7%**

Other Operating Income in 3Q15 reported a $15.5 million, 10.2% lower than the $17.4 million gain reported in 3Q14. In both cases, the gain is primarily explained by positive results from the mark-to-market of our commodity derivative hedge position, mainly soybean, corn and sugar.

On a year-to-date basis, Other Operating Income stands at a gain of $31.3 million, compared to a gain of $15.1 million in 9M14. This 107.7% increase is also primarily explained by the mark-to-market of our commodity hedge position, which resulted in a $30.2 million gain in 9M15 compared to a $14.2 million gain in 9M14.

Please see page 18 for a breakdown of our commodity hedges position.

19

adecoagro
3Q15

Financial Results

Financial Results						
$ thousands	**3Q15**	**3Q14**	**Chg %**	**9M15**	**9M14**	**Chg %**
Interest Expenses, net	(10,896)	(12,163)	(10.4%)	(30,141)	(36,579)	(17.6%)
Cash Flow Hedge - Transfer from Equity	(7,084)	(453)	1,463.8%	(14,838)	(5,062)	193.1%
FX Gain/(Loss), net	6,543	(3,621)	- %	(3,110)	(6,889)	(54.9%)
Gain/(Loss) from derivative financial Instruments	(4,858)	(904)	437.4%	(4,288)	(184)	2,230.4%
Taxes	(855)	(1,049)	(18.5%)	(2,312)	(3,003)	(23.0%)
Other Expenses, net	(998)	68	- %	(2,393)	(1,284)	86.4%
Total Financial Results	**(18,148)**	**(18,122)**	0.1%	**(57,082)**	**(53,001)**	7.7%

In 3Q15 we booked a financial loss of $18.1 million, virtually the same compared to 3Q14. The result was mainly explained by:

(i) a $1.3 million or 10.4% decrease in interest expense mainly as a result of the 56.0% depreciation of the Brazilian Real between September 2014 and September which offset the 3.0% increase in total gross debt. The fact that the dollar denominated debt increase by 66.0% while the reais denominated debt decreased by 49.6% attenuates the effect of the devaluation on interest expenses.

(ii) a $10.2 million foreign exchange gain resulting from the 56.0% and 11.4% depreciation of the Brazilian Real and the Argentine peso, respectively. At the same time, this implies an increase in dollar denominated assets in 3Q15 compared to 3Q14.

(iii) offset by a $6.6 million increase in losses derived from “Cash Flow Hedge – Transfer from Equity”(1), explained by the acceleration of local currency devaluation and a larger dollar denominated debt amortization; and

(iv) a $4.0 million increase in non-cash losses derived from derivative financial instruments.

(1) Reflects the effect of the accumulated depreciation of the Brazilian Real and Argentine Peso, since the adoption of cash flow hedge (July 1, 2014), in respect of our dollar denominated debt. Cash flow hedge gains or losses are reclassified from equity to profit or loss proportionally to the amortization schedule of each loan. The higher loss in 3Q15 compared to 3Q14 is explained by the acceleration of local currency devaluation and a larger dollar denominated debt amortization.

20

adecoagro
3Q15

Indebtedness

Net Debt Breakdown						
$ thousands	**3Q15**	**2Q15**	**Chg %**	**3Q15**	**2014**	**Chg %**
Farming	**103,175**	**108,794**	**(5.2%)**	**103,175**	**87,127**	**18.4%**
Short term Debt	75,798	81,022	(6.4%)	75,798	52,222	45.1%
Long term Debt	27,377	27,772	(1.4%)	27,377	34,905	(21.6%)
Sugar, Ethanol & Energy	**705,707**	**676,254**	**4.4%**	**705,707**	**611,378**	**15.4%**
Short term Debt	170,499	149,349	14.2%	170,499	154,959	10.0%
Long term Debt	535,208	526,905	1.6%	535,208	456,419	17.3%
Total Short term Debt	**246,297**	**230,371**	**6.9%**	**246,297**	**207,181**	**18.9%**
Total Long term Debt	**562,585**	**554,677**	**1.4%**	**562,585**	**491,324**	**14.5%**
Gross Debt	**808,882**	**785,048**	**3.0%**	**808,882**	**698,505**	**15.8%**
Cash & Equivalents	224,349	163,466	37.2%	224,349	113,795	97.2%
Net Debt	**584,533**	**621,582**	**(6.0%)**	**584,533**	**584,710**	**(0.0%)**

As of September 30, 2015, Adecoagro's gross indebtedness was $808.9 million, 3.0% higher than the previous quarter.

In the Farming business, debt decreased by 5.2% to reach $103.2 million. In the Sugar, Ethanol and Energy business, outstanding debt increased by $29.5 million reaching $705.7 million, primarily for working capital.

Cash and equivalents as of September 30, 2015 stood at $224.3 million, 37.2% higher than as of June 30, 2015.

As a result of the increase in cash and equivalents, partially offset by the increase in gross debt, outstanding, net debt during 3Q15 decreased by 6.0% compared to 2Q15 reaching a total amount of $584.5 million. Net debt remained flat compared to December 31, 2014.


1%
26%
73%
Argentine Peso
US Dollar
Brazilian Reais


30%
70%
Short Term
Long Term

21

adecoagro
3Q15

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	**3Q15**	**3Q14**	**Chg %**	**9M15**	**9M14**	**Chg %**
Farming & Land Transformation	**3,197**	**3,196**	**0.0%**	**10,507**	**6,781**	**55.0%**
Land Acquisitions	-	-	-	-	-	-
Land Transformation	3,009	1,292	132.9%	8,011	2,302	248.0%
Rice Mill	88	1,405	(93.7%)	489	1,866	(73.8%)
Dairy Free Stall Unit	100	99	1.0%	342	890	(61.6%)
Others	(0)	400	(100.0%)	1,666	1,723	(3.3%)
Sugar, Ethanol & Energy	**20,473**	**74,574**	**(72.5%)**	**111,454**	**258,375**	**(56.9%)**
Sugar & Ethanol Mills	8,322	39,810	(79.1%)	73,523	167,210	(56.0%)
Sugarcane Planting	12,151	34,763	(65.0%)	37,931	91,165	(58.4%)
Total	**23,670**	**77,769**	**(69.6%)**	**121,961**	**265,156**	**(54.0%)**

Adecoagro's capital expenditures during 3Q15 totaled $23.7 million, 69.6% lower than 3Q14. Year-to-date, capital expenditures stand at $122.0 million, marking a 54.1% decrease over the same period of the previous year.

Regarding the Farming and Land Transformation businesses, total capital expenditures during 3Q15 reached $3.2 million, the same as in 3Q14. On a year-to-date basis, capex in the business increased from $6.8 million to $10.5 million. This increase is mainly related to land transformation developments. The most relevant project is the construction of a reservoir for irrigation in our Ita Caabo farm, which will allow us to expand our rice production area by 6,000 hectares.

In the Sugar, Ethanol & Energy business, capital expenditures during 3Q15 totaled $20.5 million, 72.5% or $54.1 million lower year-over-year. The reduction in capex is explained by the completion of the Ivinhema mill, which we began building in March 2012, and has now reached full nominal crushing capacity of 5.0 million tons of sugarcane.

Consolidated capex spending is expected to slowdown in 2015 due to the completion of the sugarcane cluster, and is expected to reach between $140 and $160 million. As of today, no major growth capex has been committed for 2016, with the major portion allocated to maintenance related to the Sugar, Ethanol & Energy business.

22

3Q15

Inventories

End of Period Inventories							
		Volume			thousand $		
Product	***Metric***	**3Q15**	**3Q14**	**% Chg**	**3Q15**	**3Q14**	**% Chg**
Soybean	*tons*	71,769	46,399	54.7%	14,957	12,463	20.0%
Corn (1)	*tons*	92,839	92,468	0.4%	7,390	8,486	(12.9%)
Wheat (2)	*tons*	30,677	13,654	124.7%	3,277	2,206	48.6%
Sunflower	*tons*	4,955	4,884	1.5%	2,024	1,876	7.9%
Cotton lint	*tons*	3,109	2,379	30.7%	2,825	3,792	(25.5%)
Rough Rice (3)	*tons*	104,292	53,526	94.8%	20,367	12,463	63.4%
Sugar	*tons*	120,651	66,064	82.6%	17,248	14,578	18.3%
Ethanol	*m3*	135,621	108,615	24.9%	35,282	47,846	(26.3%)
Total		**563,912**	**387,988**	**45.3%**	**103,370**	**103,710**	**(0.3%)**

(1) Includes sorghum.

(2) Includes barley.

(3) Expressed in rough rice equivalent

Variations in inventory levels between 3Q15 and 3Q14 are attributable to (i) changes in production volumes resulting from changes in planted area, production mix between different crops and yields obtained, (ii) different percentage of area harvested during the period, and (iii) changes in commercial strategy or selling pace for each product.

23

24 3Q15 This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in our other filings and submissions with the United States Securities and Exchange Commission. These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. Forward-looking Statements

25 3Q15 40 50 60 70 80 90 100 110 Soft Commodity Prices (30-06-2014=100) Soybean Corn Wheat Cotton Sugar [WORDING TO BE REVISED] Corn: The closing price of corn nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$ 3.83/bushel in 3Q15, 4.5% higher than 2Q15, when the closing price averaged US$ 3.66/bushel. 3Q14 prices averaged US$ 3.60/bushel, 6.1% lower than 3Q15. Corn prices started the quarter trading higher after USDA’s quarterly stocks report reduced estimated stocks below market expectations at 4.447 billion bushels versus 3.852 billion bushels a year ago and 7.745 billion reported on March 31, 2015. In addition, weather and production concerns also provided bullish support but once those risks were substantially reduced, specifically after August USDA World Agricultural Supply and Demand Estimates, prices came under strong pressure. In fact, the USDA increased U.S. production estimates and prices saw limit losses that day. USDA’s quarterly stocks report was released on September 30, estimating stocks at 1.731 billion bushels versus 1.732 billion bushels a year ago. In addition, on October 9, USDA published their monthly World Agricultural Supply and Demand Estimates, with U.S. 2015/16 production estimated at 13.555 billion bushels, down 661 million bushels from last year. Ending stocks were estimated at 1.561 billion bushels, down 437 million bushels from a year ago. Ending stocks on a global level were reported at 188 million tons, down 8 Appendix Market Outlook

26 3Q15 million tons year-over-year. Finally, according to the USDA, 2015/16 stock-to-use ratio will likely decrease 1% year-over-year, to 19.1%, but still the second highest level in more than ten years. Soybean: The closing price of soybean nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$ 9.47/bushel in 3Q15, 1.9% lower than 2Q15, when the closing price averaged US$ 9.65/bushel. 3Q14 prices averaged US$11.49/bushel, 21.4% higher than 2Q15. Soybean prices started the quarter trading higher after USDA’s quarterly stock report reduced soy inventory estimates to 0.625 billion bushels versus 0.405 billion bushels a year ago and 1.334 billion reported on March 31. In addition, weather and production concerns also provided bullish support but once those risks were substantially reduced, specifically after USDA’s August World Agricultural Supply and Demand Estimates, prices came under strong pressure. In fact, the USDA increased U.S. production estimates and prices saw limit losses that day. USDA’s most recent quarterly stocks report came out on September 30, with stocks estimated at 0.191 billion bushels versus 0.210 billion bushels estimated a month ago. In addition, on October 9, USDA published their monthly World Agricultural Supply and Demand Estimates, estimating US 2015/16 production at 3.888 billion bushels, down 39 million bushels from last year, with ending stocks estimated at 0.425 billion bushels, up 15 million bushels from a year ago. World ending stocks were reported at 85 million tons, 7 million tons higher year-over-year. Finally, according to the USDA, 2015/16 crop stock-to-use ratio will likely increase 1% year-over-year, to 27.4%, the third highest level in more than ten years. Wheat: The closing price of wheat nearby futures traded on the Chicago Board of Trade (CBOT) averaged US$ 5.11/bushel in 3Q15, 1.4% higher than 2Q15, when the closing price averaged US$ 5.04/bushel. 3Q14 prices averaged US$ 5.28/bushel, 3.4% higher than 3Q15. USDA’s quarterly stocks came out on September 30, with wheat production estimated at 2.052 billion bushels versus 2.136 estimated on the previous report. Of the total, winter wheat production was estimated at 1.370 billion bushels against 1.438 on the previous report. By class, hard red winter production came in at 827 million bushels, versus last government estimate of 856 million bushels. Soft red winter came in at 359 million bushels compared with 389 million bushels on the previous report. As for stocks, the USDA estimated total wheat at 2.089 billion bushels. In addition, on October 9, the USDA published their monthly World Agricultural Supply and Demand Estimates, where US ending stocks for the 2015/16 crop were reported at 0.861 billion bushels, up 0.108 billion bushels from a year ago. World ending stocks were reported at 228 million tons, up from 221million tons a year ago. Finally, according to the USDA, 2015/16 stock-to-use ratio will likely increase 1.8%, to 32%, the highest level in more than ten years. Rice: In Thailand, rice prices fell by 5% mainly due to the depreciation of the baht against the dollar, but also because of the government’s offload policy of public stocks. The export market was quite active in September and monthly sales exceeded 1 million tons, 50% higher than the previous month. Accumulated exports have reached over 7 million tons during the first nine months of the year, 7% lower compared to the previous year at the same time. However, Thai exports could reach less than 10 million tons compared to 11 million tons in 2014. In September, the Thai 100% B rice was traded on average at US$ 360/ton FOB.

27 3Q15 In Vietnam, external prices decreased by 2% in the quarter. The reduction of minimum export prices by the government during the month of August seems to encourage Vietnamese sales, especially in Southeast Asia. In contrast, exports to Africa are relatively low following the strong competition between India and Thailand. Exports to China are progressing slowly, because of the depreciation of the Chinese currency, which hampers the competitiveness of Vietnamese rice in the Chinese market. In September, the Viet 5% rice quality declined to US$ 330/ton FOB. In India, export prices fell between 3% to 5% depending on the quality. The most significant reduction was observed in the low-quality rice because of the strong competition in this segment. Almost all exporters tend to level their prices according to their direct competitors. Basmati rice market performs better thanks to the recovery of exports to the Middle East. In total, Indian exports, including non-aromatic rice, should exceed 11 million tons in 2015. However, India could lose its leadership in 2016, in favor of Thailand, due to a sharp contraction in export availabilities. In September, Indian 5% rice quality was priced at US$ 365/ton FOB. In Pakistan, export prices fell again by an average of 6%. It was the sharpest fall this year, and Pakistani prices are now the lowest in the export market. Competitive prices allowed Pakistani exports to recover, 55% higher than the previous month. Sales of Basmati rice to Iran were quite active. Export prospects for 2015 indicate volume growing to 4 million tons. In September, the Pak 25% rice was priced at US$ 295/ton FOB. In the United States, prices had opposite movements in relation to Asian markets, with an increase of 10% in September. It was the strongest monthly variation observed in the last 5 years, following projections of a possible reduction of production in the next marketing year. Export activity continues and stands 20% higher compared to the same period of the previous year. The indicative price for the Long Grain 2/4 rice rose to US$ 530/ton. In South America, the FOB average price for high-quality milled rice was US$ 470/ton during 3Q15, compared to an average of US$ 585/ton in 3Q14 and US$ 485/ton in 2Q15. Sugar: Sugar prices continued to trade to the downside in 3Q15 and were on average US$ 11.30 cents/lb, 29% lower when compared to the same period of last year and 9% lower than 2Q15. By the end of August, sugar prices reached US$ 10.39 cents/lb, the lowest level since June 2008. The turbulent macro scenario, resulting in a weaker BRL, weighted strongly on commodities prices and sugar was no exception. The announcement from the Indian government that mills would have the obligation to export 4 million tons in the next season also helped to keep prices under pressure. Prices started to recover in September as heavy rains hit most of the production regions in Center South Brazil, causing disruptions in cane crushing. However, the major influence came after Petrobras announced a meaningful price increase for both gasoline and diesel. As a result, the speculative community liquidated their large net short position, pushing the front futures month to above US$ 12.00 cents/lb. It is important to highlight that prices continued to move higher in first half of October, increasing 22% in the period. Ethanol: Ethanol prices continued their seasonal downward trend during the 3Q15, reaching the lowest levels throughout the 2015/16 harvest. According to the ESALQ index, hydrous was priced 2% below the previous quarter, while anhydrous was priced in line with 2Q15. Compared to last year, both anhydrous and hydrous showed some improvement, being respectively 3% and 0.3% above 3Q14. Low prices throughout the quarter were

28 3Q15 responsible to keep hydrous more competitive than gasoline, resulting in a 41% increase in demand in 2015, as reported by ANP. On September 30, 2015, Petrobras adjusted gasoline prices by 6% at the refineries, leading ethanol to increase by almost 20% ex-mill in October and creating a positive outlook for the rest of the crop. Energy: Energy spot prices in the Southeast region throughout 3Q15 were 46.7% below 2Q15, but still higher than the historical average. In July, energy prices were 240.1 BRL/MWh, but dropped in August and recovered in September, reaching 145.1 BRL/MWh and 227.0 BRL/MWh respectively. For 4Q15 market expectations are prices below the average of first three quarters (325.12 BRL/MWh), due starts the rainy season and specially the demand reduction. However, prices should remain representing around 75% of the ceiling price, above the historical average, as the level of the Southeast reservoirs continue low, at 32.4%, while in the same period of 2014 it was 25.3% (numbers of September). We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries”. We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets and adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under “Reserve from the sale of minority interests in subsidiaries”. We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets, foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS. Segment Information - Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss)

adecoagro
3Q15

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q15

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	356	17,005	287	326	17,974	100,040	-	-	118,014
Cost of manufactured products sold and services rendered	(176)	(13,646)	(224)	(205)	(14,251)	(64,487)	-	-	(78,738)
Gross Profit from Manufacturing Activities	**180**	**3,359**	**63**	**121**	**3,723**	**35,553**	**-**	**-**	**39,276**
Sales of agricultural produce and biological assets	44,010	294	8,184	-	52,488	-	-	-	52,488
Cost of agricultural produce and biological assets	(44,010)	(294)	(8,184)	-	(52,488)	-	-	-	(52,488)
Initial recog. and changes in FV of BA and agricultural produce	(8,457)	(611)	1,981	(22)	(7,109)	(7,160)	-	-	(14,269)
Gain from changes in NRV of agricultural produce after harvest	6,016	-	-	-	6,016	-	-	-	6,016
Gross Profit from Agricultural Activities	**(2,441)**	**(611)**	**1,981**	**(22)**	**(1,093)**	**(7,160)**	**-**	**-**	**(8,253)**
Gross Margin Before Operating Expenses	**(2,261)**	**2,748**	**2,044**	**99**	**2,630**	**28,393**	**-**	**-**	**31,023**
General and administrative expenses	(864)	(748)	(361)	(14)	(1,987)	(4,347)	-	(6,526)	(12,860)
Selling expenses	(1,532)	(2,726)	(168)	(12)	(4,438)	(12,735)	-	(20)	(17,193)
Other operating income, net	12,585	91	(257)	5	12,424	3,207	-	29	15,660
Share of gain/(loss) of joint ventures	(1,057)	-	-	-	(1,057)	-	-	-	(1,057)
Profit from Operations Before Financing and Taxation	**6,871**	**(635)**	**1,258**	**78**	**7,572**	**14,518**	**-**	**(6,517)**	**15,573**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	(51)	(51)	12,699	-	-	12,648
Adjusted EBIT	**6,871**	**(635)**	**1,258**	**27**	**7,521**	**27,217**	**-**	**(6,517)**	**28,221**
(-) Depreciation PPE	452	724	359	65	1,600	19,853	-	-	21,453
Adjusted EBITDA	**7,323**	**89**	**1,617**	**92**	**9,121**	**47,070**	**-**	**(6,517)**	**49,674**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**49,674**
(+) Initial recog. and changes in F.V. of BA (unrealized)									(12,648)
(+) Depreciation PPE									(21,453)
(+) Financial result, net									(18,148)
(+) Income Tax (Charge)/Benefit									5,021
Profit/(Loss) for the Period									**2,446**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q14

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	24	21,300	2,171	349	23,844	117,119	-	-	140,963
Cost of manufactured products sold and services rendered	-	(18,093)	(2,042)	(582)	(20,717)	(75,090)	-	-	(95,807)
Gross Profit from Manufacturing Activities	**24**	**3,207**	**129**	**(233)**	**3,127**	**42,029**	**-**	**-**	**45,156**
Sales of agricultural produce and biological assets	53,786	480	7,537	-	61,803	-	-	-	61,803
Cost of agricultural produce and biological assets	(53,786)	(480)	(7,537)	-	(61,803)	-	-	-	(61,803)
Initial recog. and changes in FV of BA and agricultural produce	986	455	3,041	383	4,865	(4,356)	-	-	509
Gain from changes in NRV of agricultural produce after harvest	2,914	-	-	-	2,914	-	-	-	2,914
Gross Profit from Agricultural Activities	**3,900**	**455**	**3,041**	**383**	**7,779**	**(4,356)**	**-**	**-**	**3,423**
Margin Before Operating Expenses	**3,924**	**3,662**	**3,170**	**150**	**10,906**	**37,673**	**-**	**-**	**48,579**
General and administrative expenses	(1,183)	(768)	(389)	(52)	(2,392)	(6,639)	-	(6,574)	(15,605)
Selling expenses	(1,384)	(2,267)	(192)	(11)	(3,854)	(16,123)	-	(401)	(20,378)
Other operating income, net	16,603	(249)	60	2	16,416	1,011	-	8	17,435
Share of gain/(loss) of joint ventures	(231)	-	-	-	(231)	-	-	-	(231)
Profit from Operations Before Financing and Taxation	**17,729**	**378**	**2,649**	**89**	**20,845**	**15,922**	**-**	**(6,967)**	**29,800**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	-	-	8,003	-	-	8,003
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	(67)	-	(67)
Adjusted EBIT	**17,729**	**378**	**2,649**	**89**	**20,845**	**23,925**	**(67)**	**(6,967)**	**37,736**
(-) Depreciation PPE	499	798	389	102	1,788	30,763	-	-	32,551
Adjusted EBITDA	**18,228**	**1,176**	**3,038**	**191**	**22,633**	**54,688**	**(67)**	**(6,967)**	**70,287**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**70,287**
(+) Initial recog. and changes in F.V. of BA (unrealized)									(8,003)
Reserve from the sale of minority interests in subsidiaries									67
(+) Depreciation PPE									(32,551)
(+) Financial result, net									(18,122)
(+) Income Tax (Charge)/Benefit									(432)
Profit/(Loss) for the Period									**11,246**

29

3Q15

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 9M15									
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	787	65,684	1,041	988	68,500	247,968	-	-	316,468
Cost of manufactured products sold and services rendered	(438)	(53,839)	(1,108)	(536)	(55,921)	(155,165)	-	-	(211,086)
Gross Profit from Manufacturing Activities	**349**	**11,845**	**(67)**	**452**	**12,579**	**92,803**	**-**	**-**	**105,382**
Sales of agricultural produce and biological assets	114,487	342	24,349	-	139,178	-	-	-	139,178
Cost of agricultural produce and biological assets	(114,487)	(342)	(24,349)	-	(139,178)	-	-	-	(139,178)
Initial recog. and changes in FV of BA and agricultural produce	7,016	3,144	6,159	(24)	16,295	3,384	-	-	19,679
Gain from changes in NRV of agricultural produce after harvest	9,914	-	-	-	9,914	-	-	-	9,914
Gross Profit from Agricultural Activities	**16,930**	**3,144**	**6,159**	**(24)**	**26,209**	**3,384**	**-**	**-**	**29,593**
Gross Margin Before Operating Expenses	**17,279**	**14,989**	**6,092**	**428**	**38,788**	**96,187**	**-**	**-**	**134,975**
General and administrative expenses	(2,656)	(2,366)	(1,108)	(55)	(6,185)	(14,499)	-	(15,661)	(36,345)
Selling expenses	(4,283)	(9,489)	(514)	(25)	(14,311)	(33,368)	-	(546)	(48,225)
Other operating income, net	14,065	692	(563)	6	14,200	16,816	-	251	31,267
Share of gain/(loss) of joint ventures	(2,527)	-	-	-	(2,527)	-	-	-	(2,527)
Profit from Operations Before Financing and Taxation	**21,878**	**3,826**	**3,907**	**354**	**29,965**	**65,136**	**-**	**(15,956)**	**79,145**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	(171)	(171)	(5,448)	-	-	(5,619)
Adjusted EBIT	**21,878**	**3,826**	**3,907**	**183**	**29,794**	**59,688**	**-**	**(15,956)**	**73,526**
(-) Depreciation PPE	1,428	2,285	1,114	216	5,043	46,379	-	-	51,422
Adjusted EBITDA	**23,306**	**6,111**	**5,021**	**399**	**34,837**	**106,067**	**-**	**(15,956)**	**124,948**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**124,948**
(+) Initial recog. and changes in F.V. of BA (unrealized)									5,619
(+) Depreciation PPE									(51,422)
(+) Financial result, net									(57,082)
(+) Income Tax (Charge)/Benefit									(4,521)
Profit/(Loss) for the Period									**17,542**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 9M14									
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	141	73,183	2,493	1,137	76,954	253,746	-	-	330,700
Cost of manufactured products sold and services rendered	0	(57,421)	(2,364)	(615)	(60,400)	(161,502)	-	-	(221,902)
Gross Profit from Manufacturing Activities	**141**	**15,762**	**129**	**522**	**16,554**	**92,244**	**-**	**-**	**108,798**
Sales of agricultural produce and biological assets	152,127	1,940	21,158	-	175,225	-	-	-	175,225
Cost of agricultural produce and biological assets	(152,127)	(1,940)	(21,158)	-	(175,225)	-	-	-	(175,225)
Initial recog. and changes in FV of BA and agricultural produce	43,857	12,012	6,931	(3)	62,797	(22,428)	-	-	40,369
Gain from changes in NRV of agricultural produce after harvest	1,210	-	-	-	1,210	-	-	-	1,210
Gross Profit from Agricultural Activities	**45,067**	**12,012**	**6,931**	**(3)**	**64,007**	**(22,428)**	**-**	**-**	**41,579**
Gross Margin Before Operating Expenses	**45,208**	**27,774**	**7,060**	**519**	**80,561**	**69,816**	**-**	**-**	**150,377**
General and administrative expenses	(3,266)	(2,370)	(1,166)	(136)	(6,938)	(16,771)	-	(15,530)	(39,239)
Selling expenses	(3,413)	(11,393)	(464)	(24)	(15,294)	(35,348)	-	(1,129)	(51,771)
Other operating income, net	11,358	(14)	80	(13)	11,411	3,495	-	145	15,051
Share of gain/(loss) of joint ventures	(462)	-	-	-	(462)	-	-	-	(462)
Profit from Operations Before Financing and Taxation	**49,425**	**13,997**	**5,510**	**346**	**69,278**	**21,192**	**-**	**(16,514)**	**73,956**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	-	-	11,340	-	-	11,340
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	25,508	-	25,508
Adjusted EBIT	**49,425**	**13,997**	**5,510**	**346**	**69,278**	**32,532**	**25,508**	**(16,514)**	**110,804**
(-) Depreciation PPE	1,493	2,470	1,164	311	5,438	61,578	-	-	67,016
Adjusted EBITDA	**50,918**	**16,467**	**6,674**	**657**	**74,716**	**94,110**	**25,508**	**(16,514)**	**177,820**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**177,820**
(+) Initial recog. and changes in F.V. of BA (unrealized)									(11,340)
Reserve from the sale of minority interests in subsidiaries									(25,508)
(+) Depreciation PPE									(67,016)
(+) Financial result, net									(53,001)
(+) Income Tax (Charge)/Benefit									(5,661)
Profit/(Loss) for the Period									**15,294**

30

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Income

Statement of Income						
$ thousands	**3Q15**	**3Q14**	**Chg %**	**9M15**	**9M14**	**Chg %**
Sales of manufactured products and services rendered	118,014	140,963	(16.3%)	316,468	330,700	(4.3%)
Cost of manufactured products sold and services rendered	(78,738)	(95,807)	(17.8%)	(211,086)	(221,902)	(4.9%)
Gross Profit from Manufacturing Activities	**39,276**	**45,156**	**-13.0%**	**105,382**	**108,798**	**-3.1%**
Sales of agricultural produce and biological assets	52,488	61,803	(15.1%)	139,178	175,225	(20.6%)
Cost of agricultural produce sold and direct agricultural selling expenses	(52,488)	(61,803)	(15.1%)	(139,178)	(175,225)	(20.6%)
Initial recognition and changes in fair value of biological assets and agricultural produce	(14,269)	509	(2,903.3%)	19,679	40,369	(51.3%)
Changes in net realizable value of agricultural produce after harvest	6,016	2,914	- %	9,914	1,210	- %
Gross Profit/(Loss) from Agricultural Activities	**(8,253)**	**3,423**	**n.m**	**29,593**	**41,579**	**(28.8%)**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**31,023**	**48,579**	**(36.1%)**	**134,975**	**150,377**	**(10.2%)**
General and administrative expenses	(12,860)	(15,605)	(17.6%)	(36,345)	(39,239)	(7.4%)
Selling expenses	(17,193)	(20,378)	(15.6%)	(48,225)	(51,771)	(6.8%)
Other operating income, net	15,660	17,435	(10.2%)	31,267	15,051	- %
Share of loss of joint ventures	(1,057)	(231)	357.6%	(2,527)	(462)	447.0%
Profit from Operations Before Financing and Taxation	**15,573**	**29,800**	**(47.7%)**	**79,145**	**73,956**	**7.0%**
Finance income	1,564	2,342	(33.2%)	7,234	6,643	8.9%
Finance costs	(19,712)	(20,464)	(3.7%)	(64,316)	(59,644)	7.8%
Financial results, net	(18,148)	(18,122)	0.1%	(57,082)	(53,001)	7.7%
Profit (Loss) Before Income Tax	**(2,575)**	**11,678**	**- %**	**22,063**	**20,955**	**5.3%**
Income tax benefit	5,021	(432)	(1,262.3%)	(4,521)	(5,661)	(20.1%)
Profit (Loss) for the Period from Continuing Operations	**2,446**	**11,246**	**(78.3%)**	**17,542**	**15,294**	**14.7%**
Profit (loss) for the Period from discontinued operations	**-**	**-**	**- %**	**-**	**-**	**- %**
Income / (Loss) for the Period	**2,446**	**11,246**	**(78.3%)**	**17,542**	**15,294**	**14.7%**

31

adecoagro
3Q15

Condensed Consolidated Interim Balance sheet

Statement of Financial Position			
$ thousands	**September 30, 2015**	**December 31, 2014**	**Chg %**
ASSETS			
Non-Current Assets			
Property, plant and equipment	578,210	776,905	(25.6%)
Investment property	6,638	6,675	(0.6%)
Intangible assets	19,499	23,778	(18.0%)
Biological assets	231,732	286,044	(19.0%)
Investments in joint ventures	105	2,752	(96.2%)
Deferred income tax assets	66,387	45,597	45.6%
Trade and other receivables	33,927	50,590	(32.9%)
Other assets	1,233	587	110.1%
Total Non-Current Assets	**937,731**	**1,192,928**	**(21.4%)**
Current Assets			
Biological assets	24,077	55,188	(56.4%)
Inventories	141,095	104,919	34.5%
Trade and other receivables	150,663	164,526	(8.4%)
Derivative financial instruments	5,640	7,966	(29.2%)
Cash and cash equivalents	224,349	113,795	97.2%
Total Current Assets	**545,824**	**446,394**	**22.3%**
TOTAL ASSETS	**1,483,555**	**1,639,322**	**(9.5%)**
SHAREHOLDERS EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	183,573	183,573	- %
Share premium	937,395	933,044	0.5%
Cumulative translation adjustment	(546,838)	(395,804)	38.2%
Equity-settled compensation	15,488	16,735	(7.5%)
Cash flow hedge	(141,923)	(43,064)	229.6%
Other reserves	-	-	n.a
Reserve for the sale of non contolling interests in subsidiaries	25,508	25,508	- %
Treasury shares	(1,977)	(2,840)	(30.4%)
Retained earnings	62,467	45,644	36.9%
Equity attributable to equity holders of the parent	**533,693**	**762,796**	**(30.0%)**
Non controlling interest	7,615	7,589	0.3%
TOTAL SHAREHOLDERS EQUITY	**541,308**	**770,385**	**(29.7%)**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	1,792	2,391	(25.1%)
Borrowings	562,585	491,324	14.5%
Deferred income tax liabilities	27,612	39,635	(30.3%)
Payroll and social security liabilities	1,457	1,278	14.0%
Derivatives financial instruments	-	39	(100.0%)
Provisions for other liabilities	2,002	2,013	(0.5%)
Total Non-Current Liabilities	**595,448**	**536,680**	**11.0%**
Current Liabilities			
Trade and other payables	52,818	83,100	(36.4%)
Current income tax liabilities	1,136	76	1,394.7%
Payroll and social security liabilities	25,957	27,315	(5.0%)
Borrowings	246,297	207,182	18.9%
Derivative financial instruments	19,777	13,860	42.7%
Provisions for other liabilities	814	724	12.4%
Total Current Liabilities	**346,799**	**332,257**	**4.4%**
TOTAL LIABILITIES	**942,247**	**868,937**	**8.4%**
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	**1,483,555**	**1,639,322**	**(9.5%)**

32

adecoagro
3Q15

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cashflows						
$ thousands	**3Q15**	**3Q14**	**Chg %**	**9M15**	**9M14**	**Chg %**
Cash flows from operating activities:						
Profit for the period	**2,446**	**11,246**	**(78.3%)**	**17,542**	**15,294**	**14.7%**
Adjustments for:		-			-	n.a
Income tax benefit	(5,021)	432	n.a	4,521	5,661	(20.1%)
Depreciation	21,311	32,407	(34.2%)	50,985	66,680	(23.5%)
Amortization	142	141	0.7%	437	333	31.2%
Gain from disposal of farmland and other assets	-	-	n.a	-	-	n.a
Gain from of disposal of other property items	(29)	(182)	(84.1%)	(909)	(788)	15.4%
Gain from disposal of subsidiary	-	-	n.a	-	-	n.a
Equity settled share-based compensation granted	1,175	1,221	(3.8%)	3,160	2,928	7.9%
Loss/(Gain) from derivative financial instruments and forwards	(10,646)	(16,488)	(35.4%)	(25,952)	(13,868)	87.1%
Interest and other expense, net	11,894	12,095	(1.7%)	32,534	37,863	(14.1%)
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	19,517	13,029	49.8%	(5,211)	1,830	n.a
Changes in net realizable value of agricultural produce after harvest (unrealized)	(1,271)	2,953	n.a	(2,351)	5,258	n.a
Provision and allowances	(877)	23	n.a	(17)	65	n.a
Share of loss from joint venture	1,057	231	358%	2,527	462	447.0%
Foreign exchange gains, net	(6,543)	3,621	n.a	3,110	6,889	(54.9%)
Cash flow hedge – transfer from equity	7,084	453	1,463.8%	14,838	5,062	193.1%
Discontinued operations	-	-	n.a	-	-	n.a
Subtotal	**40,239**	**61,182**	**(34.2%)**	**95,214**	**133,669**	**(28.8%)**
Changes in operating assets and liabilities:						
Increase in trade and other receivables	(21,133)	(14,248)	48.3%	(13,707)	(37,948)	(63.9%)
Increase in inventories	(9,120)	(13,458)	(32.2%)	(61,730)	(62,709)	(1.6%)
Decrease in biological assets	(15,437)	(17,320)	(10.9%)	21,834	27,739	(21.3%)
Decrease in other assets	(822)	71	n.a	(810)	81	n.a
(Increase) in derivative financial instruments	1,774	14,646	(87.9%)	27,579	6,539	321.8%
Decrease in trade and other payables	7,534	(2,160)	n.a	(19,428)	(15,743)	23.4%
(Decrease)/Increase in payroll and social security liabilities	4,833	5,827	(17.1%)	6,797	9,548	(28.8%)
Increase/(Decrease) in provisions for other liabilities	630	364	73.1%	389	555	(29.9%)
Net cash generated in operating activities before interest and taxes paid	**8,498**	**34,904**	**(75.7%)**	**56,138**	**61,731**	**(9.1%)**
Income tax paid	(55)	(95)	(42.1%)	(206)	(363)	(43.3%)
Net cash generated from operating activities	**8,443**	**34,809**	**(75.7%)**	**55,932**	**61,368**	**(8.9%)**
Cash flows from investing activities:						
Continuing operations:						
Purchases of property, plant and equipment	(7,541)	(42,748)	(82.4%)	(77,440)	(155,829)	(50.3%)
Purchases of intangible assets	(203)	(114)	78.1%	(1,014)	(772)	31.4%
Purchase of cattle and non current biological assets planting cost	(12,081)	(25,818)	(53.2%)	(37,931)	(82,220)	(53.9%)
Interest received	1,914	2,342	(18.3%)	6,820	5,735	18.9%
Payment of seller financing arising on subsidiaries acquired	-	(684)	(100.0%)	-	(684)	(100.0%)
Loans to joint venture	(3)	-	n.a	(7,915)	-	n.a
Investments in joint ventures	-	12	(100.0%)	-	(1,360)	(100.0%)
Proceeds from sale of farmland and other assets	-	-	n.a	-	-	n.a
Proceeds from sale of property, plant and equipment	279	248	12.5%	703	993	(29.2%)
Proceeds from disposal of subsidiaries	-	315	(100.0%)	-	1,318	(100.0%)
Proceeds from sales of financial assets	-	-	n.a	-	-	n.a
Discontinued operations	-	-	n.a	-	-	n.a
Net cash used in investing activities	**(17,635)**	**(66,447)**	**(73.5%)**	**(116,777)**	**(232,819)**	**(49.8%)**
Cash flows from financing activities:		(66,447)				
Proceeds from equity settled share-based compensation exercised	82	159	(48.4%)	1,259	735	71.3%
Proceeds from long-term borrowings	118,877	14,562	716.4%	285,751	173,666	64.5%
Payments of long-term borrowings	(29,176)	(21,802)	33.8%	(78,104)	(81,341)	(4.0%)
Proceeds from the sale of minority interest in subsidiaries	-	483	(100.0%)	-	49,897	(100.0%)
Net increase in short-term borrowings	(1,265)	76,970	n.a	16,424	48,170	(65.9%)
Interest paid	(10,472)	(7,616)	37.5%	(30,728)	(32,798)	(6.3%)
Purchase of own shares	(295)	-	n.a	(295)	(12,992)	(97.7%)
Net cash generated from financing activities	**77,751**	**62,756**	**23.9%**	**194,307**	**145,337**	**33.7%**
Net increase/(decrease) in cash and cash equivalents	**68,559**	**31,118**	**120.3%**	**133,462**	**(26,114)**	**n.a**
Cash and cash equivalents at beginning of period	**163,466**	**199,327**	(18.0%)	**113,795**	**232,147**	(51.0%)
Effect of exchange rate changes on cash and cash equivalents	(7,676)	(33,653)	(77.2%)	(22,908)	(9,241)	147.9%
Cash and cash equivalents at end of period	**224,349**	**196,792**	**14.0%**	**224,349**	**196,792**	**14.0%**

33